UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

For the month of March, 2005

Cameco Corporation

(Commission file No. 1-14228)

2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index
SIGNATURE
Articles of Incorporation and Amendments
Bylaws No. 5 and No. 6
Trust Indenture dated September 25, 2003

Exhibit Index

Exhibit No.	Description
1.	Cameco Corporation
Articles of Incorporation and Amendments

2.	Cameco Corporation
Bylaws No. 5 and No. 6

3.	Trust Indenture dated
September 25, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2005	Cameco Corporation
By:

“Gary M.S. Chad”

Gary M.S. Chad
Senior Vice-President, Governance,
Legal and Regulatory Affairs, and
Corporate Secretary